

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

September 25, 2006

Mail Stop 7010

By U.S. Mail and facsimile to (716) 832-5666

Andrew Couvell
President and Chief Executive Officer
Green Irons Holdings Corp.
P.O. Box 561
Harbour Gates, Providenciales, Turks & Caicos Islands

> **Re:** **Green Irons Holdings Corp.**
> **Amendment No. 3 to Registration Statement on Form SB-2**
> **Filed September 21, 2006**
> **File No. 333-135225**

Dear Mr. Couvell:

We have reviewed your filing and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Risk Factors, page
Due to the lack of a market for our shares . . ., page 11

1. We note your response to comment 12 of our letter dated July 19, 2006, including your statements that you intend to apply for listing on the OTCBB and that you do not intend to seek any broker-dealer coverage on an off-exchange market. We understand that the OTCBB is a quotation medium for subscribing NASD members and is not an issuer listing service. Further, only market makers can apply to quote securities on the OTCBB. Please revise your disclosure to state, if true, that you intend to contact an authorized OTCBB market maker for sponsorship of your securities on the OTCBB. If you believe you may have difficulty obtaining coverage from a market maker, please consider providing additional risk factor disclosure in your discussion of the risk associated with the absence of a liquid secondary market on page 10.

Security Ownership of Certain Beneficial Owners and Management, page 21

2. Please revise the column reflecting Mr. McDougall's percentage beneficial ownership to 100%.

Financial Statements, page 32

3. Upon filing your next amendment, please consider the updating requirements. Refer to 310(g) of Regulation S-B for guidance.

Closing Comment

4. Please also review the representations requested on page 5 of our letter dated July 19, 2006, and provide these representations in the form requested.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or Al Pavot, Senior Staff Accountant, at (202) 551-3738 in you have questions regarding comments on the financial statements and related matters. Please contact Matt Franker, Staff Attorney, at (202) 551-3749 with any other questions. Alternatively, you may contact me at (202) 551-3760.

Sincerely,

Pamela A. Long
Assistant Director

cc: Jeffrey C. D'Angelo
        Attorney at Law
        1149 Delaware Avenue, Suite 1
        Buffalo, NY 14209